Exhibit 99.1

MMA.inc on Track to Achieve US$0.75 Million1 in Warrior Training Program Gross Sales for the March 25 Quarter, Driven by Record-Breaking 200% YoY Growth2

Key Highlights:

●	Explosive Growth: Sales have surged 200% year-over-year[2] and are on track to achieve $0.75[1] Million in Warrior Training Program Gross Sales which is above total gross sales for FY24.

●	Record-Breaking Quarter: With over 750 confirmed sales in Q1 alone, MMA.inc is on the cusp of exceeding its quarterly target of 800 participants, with 7 weeks remaining in the quarter to achieve the target.

●	Revenue Per Participant: Consistent with prior fiscal year averages, each participant has historically generated an average of US$1,004 in gross revenue[1], reinforcing the program’s strong unit economics.

●	Strategic Expansion: In 2025 the Warrior Training Program is live across 30 gyms spanning the US, Europe, Australia and New Zealand, with new gym partnerships fueling expansion.

●	Additional Revenue Streams: SaaS subscriptions and monthly transaction revenue from the recently acquired Hype and BJJLink platforms are not included in the above Warrior Training Program sales numbers, delivering further upside to MMA.inc revenue over the year.

●	Growing Ecosystem: MMA.inc continues to scale its platform with 5 million social media followers, 530,000 user profiles, 50,000 active students, and 802 active gym partners across 16 countries.

New York, NY – February 6, 2024 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company at the forefront of combat sports participation, today announced 200% year-over-year growth in Warrior Training Program sales, with over 750 participants confirmed in Q1 alone. This sales surge underscores MMA.inc’s ability to convert global MMA fandom into active participation while delivering substantial revenue growth for partner gyms.

This milestone marks the most successful quarter in the program’s history, reflecting both the rising global demand for MMA training experiences and the strength of MMA.inc’s platform driven approach. By providing participants with a 20 week training subscription, designed by the world’s best MMA coaches, and culminating in a fully sanctioned amateur MMA bout, MMA.inc continues to redefine the combat sports landscape for participants, gym owners and coaches.

“Our ability to achieve 200% growth year over year speaks volumes about the strength of our platform and the demand for authentic MMA training experiences,” said Nick Langton, Founder and CEO of MMA.inc. “With over 750 confirmed participants in Q1 alone, we’re not just selling training programs, we’re building an ecosystem that empowers over 640 million MMA fans to step into a gym to learn and train martial arts.”

“The success of the UFC and other professional combat sports leagues has driven fanbase growth, which has in turn led to unprecedented interest in learning martial arts. At MMA.Inc we are building a platform to make the participation “on ramp” easily accessible for all MMA fans and fitness consumers who want to find a great gym where they can start their training journey.”

MMA.inc’s recent acquisition of BJJLink has further accelerated growth, unlocking an extensive network of 18,000 gyms and 802 active gym partners in the MMA.inc ecosystem. This strategic expansion is providing a cost-effective, high-quality lead generation pipeline for Warrior Training Program sales, strengthening the company’s position as the leading combat sports participation platform.

With record-setting growth, continued global expansion and a highly scalable business model, MMA.inc is driven by its mission to transform MMA’s 640+ million strong fanbase into active participants in martial arts. As the company gears up for its next phase of growth, the Warrior Training Program continues to set new industry benchmarks, offering gym partners a proven revenue model and participants a life changing experience.

1Forecast Mar 25 quarter gross sales is based on 752 confirmed sales as at 5th February 2025, multiplied by an average gross revenue per participant over the last 3 fiscal years of US$1,004. This historical average is net of historical average churn rates. Actual gross revenue per participant may vary over time as churn rates may vary period over period.

2Comparing net sales for Warrior Training Programs starting in first calendar quarter as at February 5, 2024 versus February 5, 2025.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited (MMA.inc) is a technology company dedicated to increasing consumer participation in martial arts and combat sports while enhancing community offerings within the sector.

With a rapidly growing presence, across the platform, MMA.inc has:

-	over 5 million social media followers,

-	530,000 user profiles,

-	50,000 active students, and

-	18,000 published gyms, and 802 active gym partners across 16 countries,

creating significant opportunities for increasing engagement and driving monetization within the global MMA ecosystem. MMA.inc currently operates four business units designed to serve and monetize all key stakeholders, including fans, participants, coaches, gym owners, and athletes.

-	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

-	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

-	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

-	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Group Limited (NYSE American: MMA), please visit www.mma.inc

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Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain
Mixed Martial Arts Group Limited
E: peter@mma.inc